Exhibit 99.1

CORPORATE PARTICIPANTS

Rick Olin

TechTarget, Inc. - VP, General Counsel

Greg Strakosch

TechTarget, Inc. - CEO, Chairman

Don Hawk

TechTarget, Inc. - President

Jeff Wakely

TechTarget, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Doug Anmuth

Barclays Capital - Analyst

Mark May

Needham & Co. - Analyst

Colin Sebastian

Lazard Capital Markets - Analyst

Ross Sandler

RBC Capital Markets - Analyst

Jim Friedland

Cowen & Co. - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the TechTarget Third Quarter 2010 Conference Call and Webcast. My name is Jeremy, and I will be your coordinator for today. At this time, all participants are in listen-only mode.

Following introductory remarks by Greg Strakosch, TechTarget’s CEO, Chairman, and Co-Founder, we will be facilitating a question-and-answer session for today’s conference call.

(Operator Instructions)

As a reminder, this call is being recorded for replay purposes. I will now turn the call over to Rick Olin, Vice President and General Counsel.

Rick Olin  — TechTarget, Inc. - VP, General Counsel

Thank you, operator. Before turning the call over to Greg, I want to briefly remind everyone on the call of the earnings release process that we began using last year, are using today, and plan on using going forward.

As you saw, we issued our press release at 4.00 p.m. today. And as we previously announced, in order to provide the usual update on the business ahead of this call and hopefully save you all some time and effort, we have posted on the investor information section of our website and furnished with our 8-K filing today management’s prepared remarks. These remarks are meant to function as the script otherwise would for this call.

On the call today, Greg will provide a brief summary of our financial results for the most recently completed quarter. And then management will devote the rest of the call to answering your questions.

Additionally, I’d like to remind everyone that during the course of this conference call and the Q&A session, TechTarget will make certain statements that may be considered to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including particularly its guidances to future financial results. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those contemplated by such forward-looking statements.

These risks include market acceptance of our products and services; relationships with customers, strategic partners, and our employees; difficulties in integrating acquired businesses; and changes in economic or regulatory conditions or other trends affecting the internet, internet advertising, and information technology industries.

For a description of these and other risks, the Company encourages you to read the section entitled risk factors in our annual report filed on Form 10-K as well as our other filings we have made with the Securities and Exchange Commission. In addition, the forward-looking statements speak only as of the date of this call. And the Company undertakes no obligation to update these forward-looking statements.

Following Greg’s introductory remarks, in addition to Greg, the following members of our management will be available to answer your questions, Don Hawk, President and Co-Founder, and Jeff Wakely, Chief Financial Officer and Treasurer.

I’ll now turn the call over to Greg.

Greg Strakosch  — TechTarget, Inc. - CEO, Chairman

Thank you, Rick. Welcome to the call, everybody. We’re encouraged that the midpoint of our guidance for Q4 forecasts 17% online revenue growth. We continue to make good progress internationally with annual growth in excess of 50% as we continue to migrate from a partners strategy to direct operations in major markets.

We were doing a very good job managing expenses as we are maintaining healthy margins and generating cash. We announced our intention tonight to commence a self tender for up to 10 million shares at $6 per share. We are very bullish on our prospects and believe this is an excellent use of our cash. In addition, because the tender offer will reduce the number of outstanding shares, it will be accretive to our earnings per share.

I will now open up the call to questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Our first question comes from Doug Anmuth with Barclays Capital. Please proceed.

Doug Anmuth  — Barclays Capital - Analyst

Thanks, guys, for taking the question. Can you just comment a little bit more about the 4Q online guidance and in particular the 15% and 19%? Just sort of curious sort of what gives you the confidence in doing that kind of number coming on a much tougher comp from 3Q to 4Q and I guess what you’re seeing so far this quarter that makes you feel better about that number. Thanks.

Greg Strakosch  — TechTarget, Inc. - CEO, Chairman

Yes, so we’ve seen a nice noticeable pickup in activity since Labor Day. And we have a lot higher amount sold towards the quarter than we might in other quarters. So it gives us a lot of confidence around that forecast.

Doug Anmuth  — Barclays Capital - Analyst

And just following up on that, in terms of — I mean, would you still say that 4Q is still heavy in terms of product releases and sort of in line with what you’ve seen historically?

Greg Strakosch  — TechTarget, Inc. - CEO, Chairman

Yes, so I mean, Q3 is seasonally always slow because there’s just not a product launches in July and August and that September, October, November time period is always a very heavy period for tech companies to do product launches. And that doesn’t — the number of product launches doesn’t slow down during a slow economic period. The amount of marketing budget behind it may be different. But the pace of product launches is still very steady and really follows that same historical seasonal pattern.

Doug Anmuth  — Barclays Capital - Analyst

Okay. And then just a question on the sort of shift, smaller and mid-sized advertisers were growing more in the first half of the year. And it seems like that’s slowed down, sort of echoing what you saw a year or 18 months ago. Can you comment here going forward — I mean, is there anything else going on other than sort of macro and pull back in IT budgets, anything else among those smaller advertisers?

Don Hawk  — TechTarget, Inc. - President

Doug, this is Don speaking. We really haven’t seen anything. I mean, the point I was making in my prepared remarks was that the pull back that we saw in Q3 really was a reflection of what we were seeing in terms of confidence in the macro environment. When there’s a lack of confidence in the macro, we tend to see it show up most predominantly with the smaller and mid-sized accounts. And that really kind of played out in terms of how the numbers ran in Q3.

And then going forward, kind of the converse is true as well. Right as we see an uptick in the overall economy, we start to see a lot more strength in those segments in particular. And when we talk about what we have booked at this point in the quarter going in, we’re already seeing better bookings and anecdotally better types of discussions with those types of accounts.

Doug Anmuth  — Barclays Capital - Analyst

Okay. Great. Thank you, guys.

Operator

Our next question comes from Mark May with Needham & Company. Please proceed.

Mark May  — Needham & Co. - Analyst

Great. Thank you. I had two questions, please. One is I believe early in early last month you announced two acquisitions of 14 different websites. Just wondering if you could tell us what the total purchase price was of those two deals. And then secondly, with the I believe it’s a $60 million tender, I believe that post that tender your cash balance will be — if you compare it to your peers kind of looking at the amount of net cash as a percent of your market cap, you’re going to be kind of below what the other — your other peers are in terms of having dry powder on your balance sheet.

Is that just a reflection of you don’t see a lot of use of cash from an M&A standpoint for doing larger deals? Just trying to get a sense because that is a smaller cash cushion than most of your peers.

Don Hawk  — TechTarget, Inc. - President

So, Mark, I’ll take the first part of that, which regards the acquisition price. With regard to the price on those acquisitions, I point you to the Q, where we have some details on those individual transactions. But what I — I would characterize them as being fairly small. I’ll let some of my colleagues here answer the question about the tender.

I guess I’ll make one kind of color commentary on the use of cash, which is that it’s correct. I mean, we don’t see any kind of large KnowledgeStorm or Bitpipe type acquisitions in our immediate future. If those types of opportunities came along, I mean, we think we have sufficient access to the credit markets that we could take a swing at something like that.

But right now, the types of acquisitions that are popping up for us and that we think are the best opportunities tend to be kind of smaller tuck-in type acquisitions, like the ones that you’ve seen us make this year to date.

Jeff Wakely  — TechTarget, Inc. - CFO

Mark, it’s Jeff Wakely. In regards to the tender and the use of cash, what we’ve discussed and what’s in the press release is basically, if the number of shares tendered exceed a certain amount, which we are estimating to be about $40 million, we foresee ourselves using some debt facility for that remainder.

So in our planning for the tender, we plan on using both $40 million worth of our own cash. And as those shares go above 6.7 million and get in excess of $40 million, we will go outside for some of that financing. We’ve already had extensive discussions with our bank here internally and feel that will not be any problem at all.

Mark May  — Needham & Co. - Analyst

Okay. And what was the aggregate purchase price of the two deals in October?

Don Hawk  — TechTarget, Inc. - President

It — well, actually in October? In October —

Mark May  — Needham & Co. - Analyst

I think there was the China and the Australia-New Zealand.

Greg Strakosch  — TechTarget, Inc. - CEO, Chairman

It’s approximately $3 million. It’ll be the exact in the Q that we’re filing tomorrow.

Mark May  — Needham & Co. - Analyst

Okay. Thanks.

Greg Strakosch  — TechTarget, Inc. - CEO, Chairman

And I just want to say, Mark, on the cash, just keep in mind we have positive cash flow. And we don’t have — besides there not being any really large acquisitions, we don’t have a lot of very significant CapEx requirements. So from a cash perspective, we’re really comfortable with the cash balance we’re using. As you know, debt markets are very favorable right now. And the purchase is very accretive at these prices. So that’s how we’ve kind of thought about it.

Mark May  — Needham & Co. - Analyst

Okay. Thanks.

Operator

Our next question comes from Colin Sebastian from Lazard. Please proceed.

Colin Sebastian  — Lazard Capital Markets - Analyst

Thanks very much. A couple of questions, one in terms of your online growth and market share. I’m wondering how you’re gauging your market share. I think in the script it talks about gaining market share. But I guess maybe what benchmarks you’re using to determine that.

And then secondly, you were able to control costs quite nicely and have been able to do that. And I’m just curious how flexible you are sort of inter-quarter when you see things maybe a little bit softer. Is there something you’re able to do on that front? Or is that sort of just the expense base that you were working from in Q3?

Greg Strakosch  — TechTarget, Inc. - CEO, Chairman

Yes, in terms of the cost one, we — it’s because of the way the business set up. It’s really like — it’s very similar to a fixed-cost model. There’s not a lot of cost of goods when we add new revenue. So it’s a very large flow through with revenue, both up and down based against that expense base. The way we try to manage the business on growth is at a 50% incremental EBITDA margin. So that’s how — kind of how we plan on a go-forward basis, based on our revenue forecast.

So we’re definitely — we’re fortunate that we have a lot of levers and that there’s not a lot of — there’s not high cost of goods. So we have very high leverage in the model.

In terms of the market share, basically, it’s hard to put an exact number on it because our main competitors do not report publicly. But what we do know is through speaking with our customers and knowing how they are shifting their budgets from offline media to online media and what they’re telling us about share of budget that we’re getting, we know that we’re gaining share.

So this year, if we hit the midpoint of our Q4 guidance, our online revenue will be up approximately 13%. In the market, IT budgets are flat at best this year. So that’s where we can kind of get some numbers around the market share gains.

Colin Sebastian  — Lazard Capital Markets - Analyst

Okay. And then I guess there was a comment just about the DSOs in the script. I wonder if you could provide a little more detail on the high billing volume at the end of the quarter. Any additional color that might be helpful on that. Thank you.

Jeff Wakely  — TechTarget, Inc. - CFO

It’s Jeff. This is consistent with what Greg was saying earlier, right? We saw some slowness early in the quarter that picked up significantly after Labor Day. And the way that our revenue model works would be that it amortized out to time basis revenue model, the billings oftentimes will not be completely in sync with the revenue. So we had a somewhat of a hockey stick, if you will, in the billings. That contributed to some of the DSO growth.

Colin Sebastian  — Lazard Capital Markets - Analyst

Okay. Thank you very much.

Operator

Our next question comes from Ross Sandler with RBC Capital Markets. Please proceed.

Ross Sandler  — RBC Capital Markets - Analyst

Hey, guys. Just couple questions, first is on like general forecasting. So I think the last call we had was in the first week in August. And you were saying that business picked up after Labor Day, which would’ve been four weeks later. But the disconnect between the guided revenue in online and what you reported, was that all lost in that last four weeks? Can you give us a little bit of color there? Was it just a case of trouble with the forecasting?

And I’m not sure if this was asked earlier. But the increase in debt, the potential debt raise, what’s the idea here outside of the 10 million buyback? Is there anything — I mean, is it to fund more buyback beyond that? Or can you give us a little bit more color on what — other than capital being cheap, like what’s the intent here?

Greg Strakosch  — TechTarget, Inc. - CEO, Chairman

So in terms of the forecasting, people just — because of the economy, people — customers just really drag their feet more than they said they were going to. So what’s different — that’s in the summer. What’s different about this quarter is it’s — we have September behind us, which is a good month.

And you have October and now the first part of November, which is real — the go-go period of the year. So there’s a much — and this is true every year. Q3 is always more of a forecasting process, where Q4 is more — the number’s more baked at this period of the quarter. So that’s kind of how that plays out.

In terms of the tender, the thinking on it is there’s not a lot of liquidity in our stock. So if people need liquidity, there’s a liquidity option out there. And if people don’t need liquidity, this is going to be very accretive to earnings. So it’s going to be very good for shareholders that don’t tender their shares.

And how we just thought about the debt, we just thought about cash we have on hand. We have approximately $85 million. We were comfortable with a $45 million — using $40 million of that $85 million towards this. And we thought that it was a prudent use or prudent way to leverage our balance sheet to do more than $40 million at debt.

We’re probably looking at debt that’s going to be less than 3%. We thought it was a prudent use of debt. So it was just kind of looking at the balance sheet and looking at the whole equation. And that’s where we thought made the most sense.

Ross Sandler  — RBC Capital Markets - Analyst

Okay. And there isn’t any plan to issue debt above what’s needed for the amount in the tender.

Greg Strakosch  — TechTarget, Inc. - CEO, Chairman

No. We don’t need it because we’re still going to have a very healthy cash balance. We’re generating cash. So that’s not contemplated at this time.

Ross Sandler  — RBC Capital Markets - Analyst

Okay. And the last question’s just kind of a high-level question. But there’s been discussion out there that, given the economy and given the changing dynamics in the technology space that kind of the classic legacy Windows client-server model just may not have another cycle the way that it may have in the past in that cloud and other next-generation technologies are where all these enterprise companies are looking, not just down the road but in the current IT spending cycle.

Do you think there’s any impact of that on budget growth with some of these big guys? Or is that — are you — think your content assets are well aligned for where things are shifting?

Greg Strakosch  — TechTarget, Inc. - CEO, Chairman

Yes, I mean, in our business, change drives lots of new content, lots of advertising, market share shifts. Any time there’s a big shift in the market, it creates — it’s really good for us. So I think what you say is right in terms of the old model is kind of probably near the end of stage. But this new model around cloud and virtualization and datacenter consolidation is really good for our business. That part of our business is booming right now.

So we have — we’re the leader in server virtualization. We’re the leader in desktop virtualization. We’re the leading cloud site. So that’s — any change is good for us. The stagnant market’s not good for us. So this type of change is definitely going to drive a lot of users doing research. And it drives a lot of advertising as people are trying to be the leaders in the new. And it also drives lots of new startups because there’s always lots of new startups around these new major technology shifts.

Ross Sandler  — RBC Capital Markets - Analyst

Okay. I guess if you look at the buckets of revenue and verticals, I know it’s pretty fragmented. But if you look at some of your bigger legacy verticals, like storage and I believe Windows had a fairly big chunk, do you get the sense that those verticals may not grow as much as — is there some kind of mix shift going on that could be why you’re not seeing some of the budgets come back? Or am I off base here?

Greg Strakosch  — TechTarget, Inc. - CEO, Chairman

Well, I think Windows is a mature market. Storage, though, the storage consolidation is a huge part of datacenter consolidation and virtualization. Storage virtualization’s huge. Cloud storage is a huge piece of the cloud. So we’re in basically all different parts of the IT market. And there’s always going to be some that are in rocket ship phase, like virtualization and cloud is right now. And there’s always going to be areas of the market that are more mature. So that’s kind of always been where we’re at.

I think in terms of the marketing budgets, just people don’t have a lot of conviction that we’re in a recovery yet. And marketing budgets, as you know, are cyclical and tied to confidence and tied to optimism. And there’s not a lot of conviction out there that we’re in a full-fledged recovery. But if you look at the parts of our business that are growing very rapidly, it’s datacenter. It’s cloud. It’s virtualization. It’s these hot areas that you’re talking about.

Ross Sandler  — RBC Capital Markets - Analyst

Okay. Thanks, guys.

Operator

Our next question comes from Jim Friedland from Cowen & Company. Please proceed.

Jim Friedland  — Cowen & Co. - Analyst

Hi, just one quick follow up on the DSO question. Since you guys had that ramp up at the end of Q3, do you think that you’ll clear out some of these receivables by the end of Q4 so that we’ll see some of the working capital reverse and you’ll generate some cash? Or is that something that’ll spill over into Q1, given your strong comments about Q4?

Jeff Wakely  — TechTarget, Inc. - CFO

No, Jim, we anticipate the DSO improving here in Q4 certainly. So we should see this trend going the other way now.

Jim Friedland  — Cowen & Co. - Analyst

And just one other question on the balance sheet, the long-term investments, what are the components in there? Are those just some longer-term treasury-type securities? Or is there anything else? Are there any equity securities in there that are —?

Jeff Wakely  — TechTarget, Inc. - CFO

No, we invest very conservatively here, right? The goal is to preserve the capital. And we aren’t in a return mode. So those are very solid long-term treasuries.

Jim Friedland  — Cowen & Co. - Analyst

Okay. Great. Thanks a lot.

Operator

Ladies and gentlemen, that concludes today’s conference. Thank you for your participation. You may now disconnect. Have a good day.

Additional Information and Where to Find It

This transcript does not constitute an offer to buy or the solicitation of an offer to sell shares of TechTarget, Inc. (“TechTarget”) common stock.  The tender offer is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that TechTarget will shortly be distributing to its stockholders and filing with the Securities and Exchange Commission.  Stockholders and investors should read carefully the Offer to Purchase, Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer.  Stockholders and investors may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that TechTarget will shortly be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov, the investor information section of TechTarget’s website at www.techtarget.com or by calling Georgeson Inc., the information agent for the tender offer, toll-free at (800) 248-7690.

Forward Looking Statements

Certain matters included in this transcript may be considered to be “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Those statements include statements regarding the intent, belief or current expectations of TechTarget and members of TechTarget’s management team. All statements contained in this transcript, other than statements of historical fact, are forward-looking statements, including those regarding: TechTarget’s plan to commence a self-tender offer; guidance on our future financial results and other projections or measures of TechTarget’s future performance; TechTarget’s expectations concerning market opportunities and the ability to capitalize on them; and the amount and timing of the benefits expected from acquisitions, from new products or services and from other potential sources of additional revenue. Investors and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. These statements speak only as of the date of this transcript and are based on TechTarget’s current plans and expectations, and they involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those relating to: market acceptance of our products and services; relationships with customers, strategic partners and our employees; difficulties in integrating acquired businesses; and changes in economic or regulatory conditions or other trends affecting the Internet, Internet advertising and information technology industries. These and other important risk factors are discussed or referenced in TechTarget’s Annual Report on Form 10-K filed with the Securities and Exchange Commission, under the heading “Risk Factors” and elsewhere, and any subsequent periodic or current reports filed by TechTarget with the SEC. Except as required by applicable law or regulation, TechTarget does not undertake any obligation to update any forward-looking statements to reflect future events or circumstances.